200 East Randolph Drive
Chicago, Illinois  60601

Dennis M. Myers, P.C.	312 861-2000	Facsimile:
To Call Writer Directly:		312 861-2200
312 861-2232
dmyers@kirkland.com	www.kirkland.com

August 6, 2008

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tracey Houser
Terence O’Brien

	Re:	WII Components, Inc.
Form 10-K for the Year Ended December 31, 2007
(SEC File No. 333-115490)

Ladies and Gentlemen:

On behalf of WII Components, Inc. (the “Company” ), we are writing to respond to the comments raised in your letter to Mr. Dale B. Herbst,  Chief Financial Officer of the Company, dated July 17, 2008, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Annual Report”).  For ease of reference, we have reproduced the comments in their entirety below.  In addition, we have attached to this response letter as Exhibit A the form of the Amendment No. 1 to Annual Report (the “Amendment”) that the Company proposes to file in response to the comments.  The Company would propose to file the Amendment once the Staff confirmed that it did not have any additional comments relating to the disclosure contained in such Amendment.

1.             It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Response:             The Company acknowledges that it was required to report on its management’s assessment of internal controls over financial reporting in accordance with Item 308T of Regulation S-K.  The Company did perform such an assessment prior to filing its Annual Report but the required disclosure with respect to such assessment was inadvertently omitted from the Annual Report.  The Amendment includes management’s report on its assessment.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

2.             If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response:             As previously discussed, the Company performed an assessment of its internal controls over financial reporting prior to the filing of its Annual Report but inadvertently omitted the required disclosure relating to such assessment in its Annual Report.  The Amendment includes the required disclosure.

3.             In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:             The Company has revised and supplemented the disclosure regarding the effectiveness of the Company’s disclosure controls and procedures in response to the Staff’s comment.  The Company continues to believe that its disclosure controls and procedures were reasonably effective as of December 31, 2007 notwithstanding the omission of the required disclosure regarding management’s assessment of its internal controls over financial reporting.  The Company has based its conclusion on its belief that its Annual Report included all other required disclosures and that the Company complied with the substantive requirement by performing the assessment in a timely manner.  The omission of management’s report of its assessment  was an inadvertent mistake made during the preparation of the Annual Report.

4.             Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response:             The Company has revised the certifications required under Item 601(b)(31) of Regulation S-K and has included them in the Amendment.

5.             Please note that failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:             The Company acknowledges the impacts from not including the required assessment in its Annual Report.

2

The Company has authorized the undersigned to acknowledge on its behalf that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (312) 861-2232.

Sincerely,

/s/ Dennis M. Myers
Dennis M. Myers, P.C.

cc:	Dale B. Herbst
WII Components, Inc.

3

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K/A

AMENDMENT NO. 1

FOR ANNUAL AND TRANSITION REPORTS

PURSUANT TO SECTIONS 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number: 333-115490

WII COMPONENTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	No. 73-1662631
(State of Incorporation)	(I.R.S. Employer Identification No.)

525 Lincoln Avenue, SE, St. Cloud, Minnesota 56304

(Address of principal executive offices) (Zip Code)

(320) 252-1503

(Registrant’s telephone number, Including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒  No ☐

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting filer:

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒	Smaller Reporting Company ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes ☐  No ☒

The aggregate market value of the voting stock held by nonaffiliates of the registrant as of June 30, 2007: not applicable.

As of March 17, 2008, 100 shares of common stock of the registrant, $.01 par value per share, were issued and outstanding (all of which are owned by WII Holding, Inc.).

DOCUMENTS INCORPORATED BY REFERENCE:   None.

WII COMPONENTS, INC.

AMENDMENT NO. 1 TO FORM 10-K

Year Ended December 31, 2007

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 10-K/A (“Amendment No. 1”) is being filed to amend the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, previously filed on March 28, 2008 (the “Original Filing”) in order to include a management’s report of its assessment of the Company’s internal controls over financial reporting in Item 9A of Part II of the Annual Report and revise the certifications contained in Exhibits 31.1 and 31.2 to relate to the Company’s internal controls over financial reporting.  This Amendment No. 1 on Form 10-K/A amends and restates only Items 9A of Part II and Item 15 of Part IV of the Original Filing to reflect the changes to Item 9A and Exhibits 31.1 and 31.2.  Except for the foregoing amended information, this Amendment No. 1 on Form 10-K/A continues to describe conditions as of the date of the Original Filing, and we have not updated the disclosures contained herein to reflect events that occurred at a later date. Accordingly, this Amendment No. 1 should be read in conjunction with the Company’s SEC Filings made subsequent to the original filing.

PART III

Item 9A. Controls and Procedures

Disclosure Controls and Procedures.  As required by Rule 13a-15 under the Securities Exchange Act of 1934, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report in connection with the filing of this Amendment No. 1.  In designing and evaluating our disclosure controls and procedures, we and our management recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating and implementing possible controls and procedures.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that they believe that, as of the date of completion of the valuation, our disclosure controls and procedures were reasonably effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”).  In addition, the Chief Executive Officer and Chief Financial Officer also concluded that the Company’s controls and procedures were sufficient to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.  In reaching these conclusions, the Chief Executive Officer and Chief Financial Officer took into consideration the fact that the Company had inadvertently failed to include in its Annual Report on Form 10-K a report by management on the Company’s internal control over financial reporting as required by applicable SEC regulations.  The Company is currently reviewing its disclosure controls and procedures to correct the deficiency that lead to this inadvertent omission and expects to implement changes in the near term.

Changes in Internal Controls Over Financial Reporting.  There were no changes in our internal controls over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s Report on Internal Control over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f).   Prior to the filing our annual report with the Securities and Exchange Commission on March 28, 2008, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.” Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.  This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)          List of Financial Statements, Financial Statement Schedules and Exhibits

(1)  Financial Statements.  Consolidated Financial Statements of WII Components, Inc. and Subsidiaries as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.

Report of Independent Registered Public Accounting Firms

Consolidated Balance Sheets

Consolidated Statements of Earnings

Consolidated Statements of Stockholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

(2)  Financial Statement Schedules.  All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted as not required or not applicable, or the information required has been included elsewhere by reference in the financial statements and related notes, except for Schedule II.

(3)  Exhibits:

Exhibit No.	Exhibit Description

2.1

Amended and Restated Agreement and Plan of Merger dated January 5, 2007, by among WII Holding, Inc., a Delaware corporation, WII Merger Corporation, a Delaware corporation, WII Components, Inc. and Behrman Capital III, L.P., solely in its capacity as stockholders’ representative (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 10-K filed March 30, 2007, File No. 333-115490)

3.1

Third Amended and Restated Certificate of Incorporation of WII Components, Inc. (incorporated herein by reference to Exhibit 3.11 to the Company’s Annual Report on Form 10-K filed March 30, 2007, File No. 333-115490)

3.2

Bylaws of WII Merger Corporation, which are the current Bylaws of WII Components, Inc. as a result of the Amended and Restated Agreement and Plan of Merger (incorporated herein by reference to Exhibit 3.12 to the Company’s Annual Report on Form 10-K filed March 30, 2007, File No. 333-115490)

3.3	Restated Articles of Incorporation of Woodcraft Industries, Inc. (incorporated herein by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

3.4	Restated Bylaws of Woodcraft Industries, Inc. (incorporated herein by reference to Exhibit 3.4 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

3.5	Articles of Incorporation of PrimeWood, Inc. (incorporated herein by reference to Exhibit 3.5 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

3.6	Bylaws of PrimeWood, Inc. (incorporated herein by reference to Exhibit 3.6 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

3.7	Certificate of Incorporation of Brentwood Acquisition Corp. (incorporated herein by reference to Exhibit 3.7 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

3.8	Bylaws of Brentwood Acquisition Corp. (incorporated herein by reference to Exhibit 3.8 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

4.1

Indenture dated as of February 18, 2004 by and among WII Components, Inc., and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

4.2

Registration Rights Agreement dated as of February 18, 2004, by and among WII Components, Inc. and the Initial Purchasers as defined therein (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

Exhibit No.	Exhibit Description

4.3	Form of WII Components, Inc. 10% Senior Note due 2012 (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

4.4

Supplemental Indenture, dated as of June 25, 2004 by and among WII Components, Inc. and the Initial Purchasers as defined therein (incorporated herein by reference to Exhibit 4.7 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, as amended, File No. 333-115490)

10.1	WII Holdings, Inc. 2003 Stock Option and Grant Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490) **

10.2	Form of Director Indemnification Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

10.3

First Lien Senior Secured Credit Agreement, dated as of January 9, 2007, by and among WII Components, Inc. (as successor-in-interest to WII Merger Corporation) as Borrower and Credit Suisse, for itself and as Administrative Agent, Swing Line Lender, an L/C Issuer and as Collateral Agent for all Lenders, and the Lenders Party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed May 23, 2007, File No. 333-115490)

10.4

Amendment No. 1 To The Credit Agreement, dated as of February 7, 2007, by and among WII Components, Inc., as Borrower, and Credit Suisse, for itself and as Administrative Agent, Swing Line Lender, an L/C Issuer and as Collateral Agent (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed May 23, 2007, File No. 333-115490)

10.5

Employment Agreement dated December 11, 2006, between WII Components, Inc. (as successor-in-interest to WII Merger Corporation), WII Holding, Inc. and John Fitzpatrick (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed May 23, 2007, File No. 333-115490) **

10.6

Employment Agreement dated December 11, 2006, between WII Components, Inc. (as successor-in-interest to WII Merger Corporation), WII Holding, Inc. and Dale Herbst (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed May 23, 2007, File No. 333-115490) **

10.7

Employment Agreement dated December 11, 2006, between WII Components, Inc. (as successor-in-interest to WII Merger Corporation), WII Holding, Inc. and Joe Beyer (incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed May 23, 2007, File No. 333-115490) **

10.8

Restricted Stock Agreement dated August 31, 2007, between WII Holding, Inc. and John Fitzpatrick (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 13, 2007, File No. 333-115490) **

10.9

Restricted Stock Agreement dated August 31, 2007, between WII Holding, Inc. and Dale Herbst  (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed November 13, 2007, File No. 333-115490) **

10.10

Restricted Stock Agreement dated August 31, 2007, between WII Holding, Inc. and Joe Beyer (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed November 13, 2007, File No. 333-115490) **

Exhibit No.	Exhibit Description

10.11

Amendment No. 3 To The Credit Agreement, dated as of February 19, 2008, by and among WII Components, Inc., as Borrower, the lenders party thereto and Credit Suisse, acting through one or more of its branches, or any Affiliate thereof, as Administrative Agent, Swing Line Lender, an L/C Issuer and Collateral Agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed February 20, 2007, File No. 333-115490)

10.12

Amendment No. 2 To The Credit Agreement, dated as of June 12, 2007, by and among WII Components, Inc., as Borrower, the lenders party thereto and Credit Suisse, acting through one or more of its branches, or any Affiliate thereof, as Administrative Agent, Swing Line Lender, an L/C Issuer and Collateral Agent.

10.13

Purchase and Exchange Agreement dated April 9, 2003 by and among WII Holdings, Inc. and The Investors and Management Stockholders as defined therein (incorporated herein by reference to Exhibit 2.1 to the Company’s Registration Statement on Form S-4, as amended, File No. 333-115490)

10.14

Amended and Restated Credit Agreement dated as of September 23, 2005 by and among WII Components, Inc., Antares Capital Corporation, and the Financial Institutions party thereto (incorporated herein by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q, as amended, File No. 333-115490)

10.15	Bonus Letter Agreement between the Company and John Fitzpatrick, dated May 31,2006 **

10.16	Option Agreement dated May 31, 2006, between the Company and John Fitzpatrick**

10.17	Option Agreement dated May 31, 2006, between the Company and John Fitzpatrick**

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to the Company’s Annual Report on Form 10-K for the years ended December 31, 2007).

21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, as amended, File No. 333-115490)

*31.1

Certification of Chief Financial Officer, Treasurer, and Secretary of WII Components, Inc., pursuant to Rules 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*31.2	Certification of President and Chief Executive Officer of WII Components, Inc., pursuant to Rules 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Financial Officer, Treasurer, and Secretary of WII Components, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of President and Chief Executive Officer of WII Components, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

** Compensation arrangement.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Annual Report to be signed on its behalf by the undersigned thereunto duly authorized, this     th day of August 2008:

WII COMPONENTS, INC.

By:
John Fitzpatrick, President and Chief Executive Officer

EXHIBIT 31.1

CERTIFICATION

I, Dale B. Herbst, certify that:

1.             I have reviewed this Amendment No. 1 to Annual Report on Form 10-K/A of WII Components, Inc.;

2              Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             [Intentionally Omitted];

4.             The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.             The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August , 2008

Dale B. Herbst
Chief Financial Officer, Treasurer, and Secretary

1

EXHIBIT 31.2

CERTIFICATION

I, John Fitzpatrick, certify that:

1.             I have reviewed this Amendment No. 1 to Annual Report on Form 10-K/A of WII Components, Inc.;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             [Intentionally Omitted];

4.             The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.             The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August , 2008

John Fitzpatrick
President and Chief Executive Officer

1